Bank of America, N.A.

Form SBSE-A

Supplemental Filing Attachment:

Response to Schedule B, Section II

March 20, 2023

Bank of America, N.A. - Response to Item 14 of Form SBSE-A with respect to Control Persons

Bank of America, NA is wholly owned by:

i.   BAC North America Holding Company, which in turn is wholly owned by
ii.   NB Holdings Corporation, which in turn is wholly owned by
iii.   Bank of America Corporation.

BAC North America Holding Company
100 North Tryon Street
Charlotte, NC 28255

NB Holdings Corporation
100 North Tryon Street
Charlotte, NC 28255

Bank of America Corporation
100 North Tryon Street
Charlotte, NC 28255